SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-12103

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation Employee Stock Ownership Plan

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

Peoples Financial Corporation Employee Stock Ownership Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Audit Committee of Peoples Financial Corporation

Peoples Financial Corporation Employee Stock Ownership Plan

Biloxi, Mississippi

We have audited the accompanying statements of net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Supplemental Schedule of Assets (Held as of End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Atlanta, Georgia

June 26, 2017

Peoples Financial Corporation Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Cash	$76,160	$9,266
Peoples Financial Corporation common stock	4,467,542	2,572,065

Total assets	4,543,702	2,581,331

Liabilities
Other liabilities	69,079	15

Total liabilities	69,079	15

Net assets available for benefits	$4,474,623	$2,581,316

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2016

Additions to net assets
Net change in fair value of Peoples Financial Corporation common stock	$1,995,409

Total additions to net assets	1,995,409

Deductions from net assets
Distributions paid to participants	102,102

Total deductions	102,102

Change in net assets available for benefits	1,893,307
Net assets available for benefits, beginning of year	2,581,316

Net assets available for benefits, end of year	$4,474,623

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation Employee Stock Ownership Plan

Notes to Financial Statements

NOTE A – DESCRIPTION OF PLAN

The following description of the Peoples Financial Corporation (the “Company”) Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer Contributions

Annual contributions are determined by the Company’s Board of Directors. The maximum annual contribution credited to a participant’s account is equal to the lesser of the maximum amount which can be allocated to any participant’s account as provided in Section 415(d) of the Internal Revenue Code of 1986 (“IRC”) or one hundred percent (100%) of the participant’s IRC Section 415 compensation. The maximum annual addition to a participant’s account was $53,000 for years ended December 31, 2016 and 2015.

Participant Accounts

A separate Company Stock Account and Other Investments Account will reflect each participant’s interest. Vesting is based on years of credited service. For contributions on or after January 1, 2007, a participant is 100% vested after 6 years of credited service according to the following schedule:

Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

Company Stock Account – This account is credited annually with the employee’s allocable share of Company stock purchased and paid for by the Trust or contributed in kind to the Trust, and with any stock dividends on Company stock allocated to the employee’s Company Stock Account.

Other Investments Account – This account is credited or debited annually with the employee’s share of net income or loss of the Trust, with any forfeitures of common stock, with any cash dividends on Company stock allocated to the employee’s Company Stock Account, with the employee’s allocable share of the employer contributions in cash and with any forfeitures from Other Investment Accounts.

Investment Funds

The Trustee will invest employer contributions primarily in Company stock.

Diversifications

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. The qualified participant may choose to receive this diversification distribution as a direct rollover to a traditional IRA or eligible employer plan or the diversification distribution may be paid directly to the qualified participant. In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.

Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.

Eligible participants are entitled to receive required minimum distributions in annual installments.

Upon termination of employment, amounts not vested will be forfeited with such forfeitures being allocated to the accounts of the remaining active participants in the same proportion that the compensation of each participant bears to the total compensation of all active participants during the year.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee, however, shall vote any allocated shares for which instructions have not been given by a participant. The Trustee is required to vote any unallocated shares.

Plan Amendments

The Plan was amended and restated as of January 1, 2015. The Plan was restated to include the mandatory provisions of the Pension Protection Act of 2006. Amendments to the Plan include: 1) strengthening plan reporting and participant disclosure rules, 2) requiring stricter funding rules for single-employer and multiemployer defined benefit pension plans, 3) resolving legal uncertainty surrounding cash balance and other hybrid defined benefit plans, 4) allowing plan fiduciaries to give investment advice to participants, and 5) making permanent significant tax retirement savings incentives enacted under prior law.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments

The Plan’s investment in Company stock is recorded at fair value as quoted on the NASDAQ Capital Market Exchange. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit Payments

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C – INVESTMENTS

Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The balances of the Plan’s investment in Peoples Financial Corporation common stock, which are measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2016 and 2015, respectively, are as follows:

	Total Assets at Fair Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3
December 31, 2016	$4,467,542	$4,467,542	$	$
December 31, 2015	2,572,065	2,572,065

NOTE D – COST OF PLAN ADMINISTRATION

The Company absorbs the cost of plan administration. These costs were $12,950 and $11,660 for the years ended December 31, 2016 and 2015, respectively.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE F – TAX STATUS

The Company received a favorable determination letter dated June 6, 2013, from the Internal Revenue Service (“IRS”) under which the Plan qualifies for favorable tax treatment under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).

As a result of the Plan’s recent amendments in 2015, the Company filed an application with the IRS requesting determination concerning the qualification of the Plan. The IRS has notified the Company that it would not review this off-cycle request and that we should rely on the 2013 determination letter.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Common stock of the Company, the Plan sponsor, is the only investment of the Plan. The shares held by the Plan at December 31, 2016 and 2015 had a market value of $4,467,542 and $2,572,065, respectively. The plan sold $99,922 (9,157 shares) of the Plan sponsor’s common stock during the year ended December 31, 2016.

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management & Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan sponsor, serves as the Trustee of the Plan.

NOTE H – CONCENTRATION OF MARKET RISK

The Plan has invested a significant portion of its assets in Company common stock. This investment in the Company’s common stock approximates 99% of the Plan’s net assets available for benefits as of December 31, 2016. As a result of the concentration, any significant reduction in the market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

NOTE I – RECONCILIATION OF NET ASSETS AVAILABLE FOR BENEFITS

The following is a reconciliation of distributions from net assets per the financial statements to the Form 5500 for the year ended December 31, 2016:

Total distributions from net assets per the financial statements	$102,102
Add: distributions payable at December 31, 2016	26
Less: distributions payable at December 31, 2015	(77)

Total distribrutions from net assets per the Form 5500	$102,051

Peoples Financial Corporation Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 64-0709834 Plan 002

December 31, 2016

(a)	Identity of issuer or similar party (b)	Description of assets ( c)	Cost (d)	Fair Value (e)
		Cash	$76,160	$76,160
*	Peoples Financial Corporation	Common stock – 276,628 shares	1,570,614	4,467,542

		Total	$1,646,774	$4,543,702

*	represents party-in-interest

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation Employee Stock Ownership Plan
Name of Plan

/s/ Thomas H. Wicks
The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi; Trustee By: Thomas H. Wicks, Assistant Vice-President/Trust Officer, The Peoples Bank, Biloxi, Mississippi

June 26, 2017
Date